EXHIBIT 99.2

Valneva and Scottish Enterprise in Advanced Discussions for Major Grant to Complete Livingston Site

Saint Herblain (France), December 23, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that it is in advanced discussions, with Scottish Enterprise, for a multi-million pound grant which will enable it to fully complete its strategic manufacturing site in Livingston, Scotland.

Following the termination of the supply agreement with the UK Government (HMG) for Valneva’s inactivated COVID-19 vaccine candidate, VLA2001, Valneva paused its site plans. Valneva and Scottish Enterprise have since engaged in a highly constructive dialogue, and under the proposed grant, the Livingston site will be fully developed as a key vaccine production site for the long term.

Both Valneva and Scottish Enterprise would invest in the plant. Scottish Enterprise’s contribution is expected to be through a series of grants totalling £10-20 million to enable Valneva to commence production at the plant. Discussions between the Company and the Scottish Government also include potential supply of VLA2001 for Scotland in the future, subject to regulatory approval. Valneva has also offered to make up to 25,000 doses of VLA2001 available for primary immunisation, free of charge, to National Health Service and frontline workers in Scotland, subject to regulatory approval. The grant is subject to contract and final due diligence and is expected to include commitments to jobs for the future in Livingston.

Commenting, David Lawrence, Acting Chief Financial Officer, said “We’re pleased that we’ve been able to advance discussions with Scottish Enterprise quickly, following the UK Government’s unexpected decision to terminate our supply agreement with them. We’ve reported excellent Phase 3 data and homologous booster data in the past couple of months, underlining the potential importance of VLA2001 – our inactivated, adjuvanted whole virus vaccine. Subject to regulatory approval we want to make VLA2001 available to people who need it, as soon as we can. We already have some vaccine stock available for distribution, upon approval. The grant will be very welcome and, subject to contract, will ensure that Livingston becomes a strategic vaccine manufacturing site for the future, successfully completing the work we began with HMG”.

Ivan McKee, Scottish Government Minister for Business, Trade, Tourism and Enterprise, said “Valneva is a valued contributor to our life sciences sector and the Livingston facility is an important asset, developing vaccines for the treatment of several important infectious diseases and supporting high quality jobs. Ministers and Scottish Enterprise are in advanced discussions with the company to agree a package of support which would underpin the company’s operations in Scotland.”

Hannah Bardell, MP for Livingston, added “I am delighted that the Scottish Government and Scottish Enterprise have listened to my constituency colleagues and I by agreeing to invest in Valneva’s vaccine manufacturing site in Livingston. This funding will enable Valneva to complete its expansion, boosting vital production capacity and protecting skilled jobs. It has been a pleasure to work with all involved in securing this agreement and I can only hope the UK Government will see the faith that we in Scotland have in Valneva.”

Valneva is continuing to try to reach an amicable resolution with HMG regarding its termination of the supply agreement and performance of the ongoing clinical trial agreement. The Company continues to reserve all rights in the event that an amicable outcome is not achieved.

About VLA2001

VLA2001 is currently the only whole virus, inactivated, adjuvanted vaccine candidate against COVID-19 in clinical trials in Europe. It is intended for active immunization of at-risk populations to prevent carriage and symptomatic infection with COVID-19 during the ongoing pandemic and potentially later for routine vaccination including addressing new variants. VLA2001 may also be suited for boosting, as repeat booster vaccinations have been shown to work well with whole virus inactivated vaccines. VLA2001 is produced on Valneva’s established Vero-cell platform, leveraging the manufacturing technology for Valneva’s licensed Japanese encephalitis vaccine, IXIARO®. VLA2001 consists of inactivated whole virus particles of SARS-CoV-2 with high S-protein density, in combination with two adjuvants, alum and CpG 1018. This adjuvant combination has consistently induced higher antibody levels in preclinical experiments than alum-only formulations and shown a shift of the immune response towards Th1. CpG 1018 adjuvant, supplied by Dynavax Technologies Corporation (Nasdaq: DVAX), is a component of the US FDA- and EMA-approved HEPLISAV-B® vaccine. The manufacturing process for VLA2001, which has already been upscaled to final industrial scale, includes chemical inactivation to preserve the native structure of the S-protein. VLA2001 is expected to conform with standard cold chain requirements (2 degrees to 8 degrees Celsius).

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investors Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

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